June 14, 2012

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Washington DC  20549

Re: File No. 0-51139

Dear Mr. Humphrey,

This letter is intended to respond to your comments contained in your correspondence dated May 22, 2012 pursuant to the mandates of Sarbanes-Oxley regarding the tri-annual review of all registrants’ reports. We understand that we will be required to file an amendment to our Form 10K filed for the year ended December 31, 2011 as a result of this process. It is my understanding that our general counsel, Roger Davidson, has spoken with you and that you have agreed that we may file this responsive correspondence on Edgar but that the supplemental documents including the proposed 10K/A and the valuations requested by the staff may be delivered to you in PDF format by way of e-mail. We appreciate your cooperation with this preferred process.

Upon your review of our responses and your acceptance of our responses we will file an amendment on Form 10K/A to reflect these changes.

We represent the following:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing.
•	The SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wayne Harding, CFO
Two Rivers Water Company

Two Rivers Water Company – 2000 South Colorado Blvd., Tower 1 Ste 3100 – Denver, CO 80222
(303) 222-1000   www.2riverswater.com

We will first state your comment in italics and then we will provide a response.  If we propose a change in our 10K filing, we will use italics underlined.  If we proposed a deletion, we will strike through the proposed deletion.  Additionally, we have submitted by email a review changes copy of our proposed 2011 10K/A in PDF format.

Your comment:

 Business Summary, page 1
1. You state, on page 2, that your current water rights produce a long-term historic average annual diversion of approximately 15,000 acre feet of water. Please indicate the period for which this historic average was computed and tell us whether you expect it to be representative of annual averages based upon currently existing and anticipated future conditions. Please also provide us with a comparable average measure for the most recent ten, five and three fiscal years.

Our response:

The historic average of 15,000 AF of water is derived from a number of sources.  That sum represents the middle of a range of water yield as reflected by the changes in weather and resulting hydrology.  A wet year estimate could be as high as 18,000 AF.  A dry year estimate would be closer to 12,000 AF.  In estimating water supply yield, the dry-average-wet method offers a reasonable range of expected diversion.  An exception is made, however, for conditions of extreme drought, which has characterized several years of the most recent decade.1  The drought of 2002-2004 was considered by the U.S. Geologic Survey as a once-in-350-year event.  The sequence of extreme drought years affects the averages for the most recent ten, five and three fiscal years giving an average of approximately 8,200 AF, 10,500 AF and 10,400 respectfully.  A similar request for the same averages in the 1980’s would be about 15,900 AF, 18,500 and 17,200.  The 15,000 average is based on a 50+ year period of record and also relies on historic studies of these rights by a variety of engineers at various times.  Our expectation is that the future conditions will be similar to the past, with cycles of wet, average and dry conditions.

Your comment:

Orlando Reservoir No. 2 Company, LLC (“Orlando”), page 12
2. You state that the storage system allows the natural spring runoff to be captured and retimed for delivery to irrigate crops throughout the growing season. Please explain whether all of the storage rights identified in Table 2 on page 8 are utilized in this manner. That is, it appears that all storage rights (both yours and others) are exercised early in the season before crops are planted and that they are limited only with respect to their seniority in relation to the storage rights of others. No consideration appears to be given to the direct flow rights of any party when determining your allocation of water for storage. Please explain whether our understanding is correct.

Two Rivers Water Company SEC 2011 10K Review Response Letter

Our response:

Colorado adheres to the Prior Appropriation Doctrine, which provides for a seniority allocation system often described as “first in time, first in right.”  This system is administered by the Colorado Division of Water Resources (“DWR”) based on judicially derived water decrees that define the type of use, seniority and volumetric limit of a water rights.  All of the Two Rivers’ reservoirs are used for irrigation in a similar manner to other reservoirs in the region, with the exception of Pueblo Reservoir which was also constructed for flood control. Direct flow rights are generally senior to most storage rights but typically do not divert early in the spring when storage rights fill.  The Arkansas River basin below Pueblo Reservoir also operates a Winter Storage Program that re-allocates winter direct flow rights to storage in reservoirs from November 15 to March 15 each year.  You are correct that all the reservoirs are used for the purpose of retiming water for irrigation.  The administrative process to protect injury of senior water rights within the priority system in Colorado relies on the judicial decree of the water right.  The water rights described in Table 2 on page 8 are all fully adjudicated and decreed rights.

Your comment:

Orlando Reservoir No. 2 Company, LLC (“Orlando”), page 12
3. With regard to surface rights, please explain how and when you are able to determine that all senior direct diversion rights have been and/or will be assured of their full historic allotment and that you may exercise your own. If changes in conditions occur during the growing season, please explain how you become aware that your diversion rights will be interrupted or reduced and by what quantity.

Our response:

The Division of Water Resources administers the water rights of the Arkansas River basin on a daily basis.  The Arkansas Daily report is posted on a webpage and shows the “call” with respect to seniority.  On each tributary, DWR has full-time and seasonal personnel who monitor the flow in the river and allocate the water to individual water rights based on seniority.  Our farmers are in regular contact with the local water commissioner and our resource manager stays in touch with the senior staff members for DWR.

Your comment:

Risk Factors, page 14
4. Refer to your discussion of the adequacy of your water supplies on page 18. You state on page 64 that your Farms did not produce a 2011 crop because of the extensive drought in the area. If true, please expand your narrative to also disclose this fact.

Our response:

We propose to expand the risk factor on Page 18 “The adequacy of our water supplies depends upon a variety of uncontrollable factors.”  To include the following:

In 2011, due to an extensive drought in our farming area, we did not produce a crop.

1 U.S. Drought Monitor, www.droughtmonitor.unl.edu

Two Rivers Water Company SEC 2011 10K Review Response Letter

Your comments:

Management’s Discussion and Analysis, page 30
Results of Operations, page 31
5. We note that you have two primary reportable business segments, Farms and Water. Please expand MD&A to also provide a separate discussion of segment revenues and segment profitability. Your current discussion appears to be based on consolidated revenues and income, rather than both consolidated and segmental data. See Item 303(a) of Regulation S-K, whereby an inclusive discussion of your segment information would provide to investors a more in-depth understanding of your managed operating results.

6. We note also from disclosure in Note 5 to the audited financial statements that you have a third line of business, Parent, in which you separately report as an operating segment. Please expand MD&A to provide a discussion of the nature of the revenues and profitability of this business line, as we note for fiscal year 2010, you reported amounts of revenues and gross margin whereas no such amounts were recognized in fiscal year 2011. Please explain why the water revenue and gross margin recognized in fiscal year 2010 for Parent had not been allocated to the Water segment. To the extent your Parent segment (i.e., which we assume to be your corporate function) is not considered a separate reportable operating segment pursuant to the definition of an operating segment found in ASC Topic 280-10-50-1, please revise your disclosure to clarify that Parent is not a separate segment.

7. Please discuss in MD&A and include disclosure in Note 5 to the audited financial statements, the measure used by management to assess segment profitability performance. In this regard, please clearly identify the segment profit measure used by the chief operating decision maker. It is unclear from your disclosures whether such measure is Gross Margin, Income (Loss) from continuing operations before or after taxes, or Net Income. We refer you to ASC Topic 280-10-50-22 and paragraphs 27 through 29.

8. Please expand the MD&A disclosure to further explain that segmental revenue for Farms and Water, as shown in Note 5 to the financial statements, differ and are not necessary the same as the revenue line items of Farms and Water on the consolidated statements of operations. For example, we note that for fiscal year 2011, you report on the statements of operations, zero amounts of Farms and Water revenue, whereas, in the segmental note, you report Farms and Water revenue of $2,000 and $102,000, respectively. Total operating expenses and total other income (expense) vary materially as well. In this regard, we believe an investor should have a clear understanding of how you categorize your revenues for presentation on the face of the consolidated statements of operations as compared to the different amounts reported and disclosed for segment revenues. Please include a discussion that explains this difference of categorizing your consolidated revenues, operating expenses and other items on the face of your financial statements from those in your presentation of segments.

Liquidity, page 32
9. Please disclose whether or not you have any available lines or letters of credit, and if so, the amount available and outstanding borrowings as of the most recent balance sheet, including the significant terms, such as interest rate, maturity date, and debt covenants.

Our response:

We propose to change our MD&A in response to 5, 6, 7, 8 and 9 as follows (see 10K/A pages 32 – 34):

Two Rivers Water Company SEC 2011 10K Review Response Letter

Results of Operations

For the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Our Consolidated Operations

Our revenues are a result of the activities of our Farming Business and Water Business.  Presently, we plan to grow feed crops that include corn and alfalfa.  There is an active market for both of our farm products.  We anticipate planting and cultivating crops in the 2012 growing season.  We receive water revenues through the lease of water.

During the year ended December 31, 2011, we recognized revenues from continuing operations of $105,000, compared to $196,000 in revenues from continuing operations during the year ended December 31, 2010.  The decrease of $91,000 was a result of the Company’s decision to not plant during the 2011 growing cycle due to an extended drought in the area, which decrease in revenue was partially offset by an increase in member assessments in the Mutual Ditch Company.   Although weather is unpredictable, we anticipate planting, growing and selling crops in 2012.

During the year ended December 31, 2011, operating expenses from continuing operations were $6,648,000 compared to $7,518,000 for the year ended December 31, 2010.  The decrease of $870,000 was primarily a result of the decrease in stock based compensation of $2,163,000 ($2,678,000 for the year ended December 31, 2011 compared to $4,841,000 for the year ended December 31, 2010) offset by an increase in salaries, legal and general overhead related to the Farming Business and Water Business.

During the year ended December 31, 2011, other income/(expenses) were $711,000 compared to $(909,000) for the year ended December 31, 2010.  The increase in other income of $1,620,000 was due to the recognition of a gain from a bargain purchase recognized in 2011 from our Orlando acquisition amounting to $1,736,000.

These figures produced a loss from continuing operations of $5,929,000 for the year ended December 31, 2011 compared to a loss from operations of $8,516,000 for the year ended December 31, 2010.

For the year ended December 31, 2012, we anticipate stock based compensation to increase while our operating expenses are expected to increase due to increased farming activity and capital investment.

During the year ended December 31, 2011, the Company completed the discontinuation of our operations in the mortgage business.  This segment, a legacy of the Company’s former operating history, is classified as Discontinued Operations in the Statement of Consolidated Operations.  During the year ended December 31, 2011, the Company recognized a loss of $132,000 compared to a loss of $946,000 for the year ended December 31, 2010.  Due to most of our discontinued operations being completed in 2011, we anticipate no material future loss from Discontinued Operations.

During the year ended December 31, 2011, we recognized a net loss from both continuing and discontinued operations of $6,112,000 compared to a net loss of $9,466,000 during the year ended December 31, 2010.  The resulting decreased loss of $3,354,000 was primarily the result of a decrease in stock based compensation expenses of $2,163,000 and the recognition of the gain from a bargain purchase of $1,736,000, offset by additional interest expense of $341,000.

Two Rivers Water Company SEC 2011 10K Review Response Letter

Our Business Segments

Farming Business

During the year ended December 31, 2011, our Farming Business generated $2,000 in miscellaneous revenue and no revenue from farming.  The lack of farming revenue was due to our decision to forego cultivation of crops due to a drought in the area.  We did incur $97,000 in expenses to maintain and preserve the soil.  Our Farming Business operations expended $514,000 in general and administrative expenses and $75,000 in depreciation. We also recognized $1,651,000 in other income.  This was from a gain of $1,736,000 recognized from a bargain purchase of the Orlando system offset by other expenses including interest expense of $467,000, gain from debt retirement of $384,000, and other expense of $2,000.

During the year ended December 31, 2010, our Farming Business generated $153,000 in revenue and $3,000 in other revenue.  We incurred $285,000 in direct cost of revenue.  Our Farming Business operations expended $450,000 in general and administrative expenses and $7,000 in depreciation.

For the year ended December 31, 2012, we expect a significant increase in farm revenues and corresponding increase in direct cost of revenues.

Water Business

During the year ended December 31, 2011, our Water Business had revenue of $102,000.  Our Water Business operations expended $630,000 in general and administrative expenses and $10,000 in depreciation.  We also recognized $464,000 in interest expense and $188,000 loss on early debt retirement.

During the year ended December 31, 2010, our Water Business generated $25,000 in revenue.  Our Water Business operations expended $1,126,000 in general and administrative expenses and $11,000 in depreciation.  We also incurred $418,000 in interest expense.

LIQUIDITY

From the Company’s inception through December 31, 2011, we have funded our operations primarily from the following sources:
-	Equity and debt proceeds through private placements of Company securities;
-	Revenue generated from operations;
-	Loans and lines of credit;
-	Sales of residential properties acquired through deed-in-lieu actions;
-	Sales of equity investments, and
-	Proceeds from the exercise of legacy Navidec Options.

The Company has expanded operations through various funding mechanisms, which include debt, convertible debt and equity capital.  Since inception, the Company has raised and invested over $30 million in assembling and improving assets necessary to support its two integrated businesses.  The Company plans to raise an additional $100 million to support expansion over the next five years in order to fully develop the high yield irrigated farmland and water assets within and in proximity to the Huerfano/Cucharas watershed.  We cannot make any assurances that we will be able to raise such funds or whether we would be able to raise such funds on terms that are acceptable to us.

Two Rivers Water Company SEC 2011 10K Review Response Letter

At the present time, the Company has no available line or letters of credit.

Cash flow from operations has not historically been sufficient to sustain our operations without the above additional sources of capital.  As of December 31, 2011, the Company had cash, cash equivalents and short term investments of $914,000. Cash flow consumed by our operating activities totaled $3,212,000 for the year ended December 31, 2011 compared to operating activities consuming $2,205,000 for the year ended December 31, 2010.

As of December 31, 2011, the Company had $1,064,000 in current assets and $1,158,000 in current liabilities.  At December 31, 2011, the Company had working capital deficit of $94,000.  Subsequent to the close of the December 31, 2011 fiscal year, the Company has addressed our short-term working capital needs through a bridge loan (“Bridge Loan”).  Further, the Company intends to continue with its strategy of expanding its Farming Business and Water Business and plans to offer additional debt and common stock in order to provide additional capital to be used in the support of our investments and operations.

Cash flows used by our investing activities for the year ended December 31, 2011, were $2,615,000 compared to $5,969,000 used for the year ended December 31, 2010.

In the year ended December 31, 2011 we used $1,064,000 to purchase land, water shares and infrastructure, $947,000 to purchase property and equipment, $359,000 for dam rehabilitation, $76,000 to retire our common stock, and a net expenditure of $169,000 to purchase short-term investments.

In the year ended December 31, 2010, we used $2,583,000 from the sale of our Boston real estate, and other assets held for sale to fund our Farming Business and Water Business, which included $8,012,000 for the purchase of land and water shares and $326,000 for engineering work for the reconstruction of the Orlando Reservoir outlet works.

Net cash produced in financing activities was $5,959,000 for the year ended December 31, 2011 compared to a production of cash of $8,198,000 for the year ended December 31, 2010.

During 2011 we issued $6,668,000 (net of offering costs of $664,000) in convertible debt, retired $1,322,000 in debt, and received $613,000 from the exercise of warrants and options.

During 2010 we increased our long-term borrowings by $6,951,000 through owner financing of the water and land purchase for the Farm and Water Business, paid down $950,000 in real estate loans concerning our discontinued operations, and sold $2,202,000 in the Company’s common stock in a private placement (net of offering costs) and retired $5,000 of our common stock through open market purchases.

In early 2012, the Company privately placed the Bridge Loan to fund operations pending a take-out financing then under development. As of March 1, 2012, the Bridge Loan raised $1,500,000 in proceeds.

Further response on your comment #6:

Two Rivers Water Company SEC 2011 10K Review Response Letter

In 2010 segment reporting, the $15,000 in revenue attributed to Corporate in water revenue was misclassified and should be reported in the Water segment.  We will make this adjustment with the filing of the 10K/A.   Upon recognizing this reclassification, there are no revenues in the Corporate segment.

Further response on your comment #7:

Since we are in a major expansion mode with very little operating revenue, we judge our performance based up established budgets for capital expenditures.  As revenue increases in both the Farm and Water Business we will gage our performance based on gross margins.  However, until we have increased revenues, we have decided to omit management’s analysis of performance in the MD&A.

Your comment:

Liquidity, page 32
10. See your discussion of investing activities for the 2011 fiscal year. Please explain why the cost incurred to retire your common stock is not reflected as a financing activity.

Our response:

You are correct about the misclassification of our cost to retire our common stock.  It was improperly in the Statement of Cash Flows under the Investing section and should be reflected in the Financing section.  We will make this adjustment with the filing of the 10K/A. See 2011 10K/A pages 34, 61 and 62.

Your comment:

Contractual Obligations, page 37
11. As this table is aimed at increasing the transparency of cash flow, we believe that scheduled interest payments should also be included in the table. To the extent that these payments are variable and/or unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. A footnote to the table should provide appropriate disclosure of the extent to which interest payments have been included.

Our response:

We propose replacing the existing table on page 39-40 with the following (Note: to make this table readable we have not used the italics/underline in this section):

Two Rivers Water Company SEC 2011 10K Review Response Letter

Schedule of principal & Interest payments due by year :
		Interest Due
Year Ending December 31,	Principal Due	HCIC	Orlando	Conv. Debt A (1)	Conv. Debt B (2)	Equip. loans	Total Interest Due
2012	$ 32,200	444,000		86,000	160,000	8,000	$ 698,000
2013	$ 14,953,500	111,000	16,000	100,000	529,000	6,000	$ 762,00
2014	$ 33,100					4,000	$ 4,000
2015	$ 29,800					2,000	$ 2,000
2016	$ 7,100					-	$ -
Total	$ 15,055,700
(1) Convertible debt A also pays to the holder 1/3 of the crop profit produced from the farmland securing the convertible A debt holders, which is 500 acres.
(2) Convertible debt B also pays to the holder 10% of the crop revenues produced from the farmland securing the convertible B debt holders.
(3) The above table assumes that all payments are made when due and there is no early prepayment on the notes and there are no conversion into our commons shares.

Your comment:

Consolidated Statements of Operations, page 58
12. For greater clarity, please revise to present stock based compensation within the same line item as cash compensation paid to the same employees as contemplated by SAB Topic 14-F. We will not object if you also wish to disclose the amount of expense related to share based payment arrangements in a parenthetical note to the related income statement item. We assume the appropriate line item is General and administrative expense.

Our response:

We are proposing to eliminate the separate line item in the Statement of Operations for stock based compensation and combine this amount in general and administrative expenses.  See the proposed change on the draft 10K/A on page 60.

Your comment:

Note 1. Organization, page 62
Two Rivers Water Company, LLC (“TR Water”) - our Water Business, page 64
13. We note the disclosure that you engaged an independent appraiser to fair value the fiscal year 2010 and 2011 acquisitions of the Mutual Ditch Company and the Orlando, respectively, and that based on such independent valuation reports, you recorded the value of the acquired assets and liabilities. Please note that where you rely on the results of a third-party’s valuation, that party should be identified in the filing and their consent is required to be filed under Exhibit 23 when your Form 10-K is incorporated by reference into a

Two Rivers Water Company SEC 2011 10K Review Response Letter

registration statement. See Rule 436 of Regulation C and Item 601(b) of Regulation S-K. Alternatively, you may delete all references to the third party or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. For additional guidance, please refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml, which would be applicable to the extent your Form 10-K was incorporated by reference into any registration statement. Please revise to clarify the nature and extent of the third party’s involvement and management’s reliance on the work of the third-party valuation firm. Please consider amending your December 31, 2011 Annual Report on Form 10-K in all places where reference to the third party appraisal has been disclosed or advise as to why you believe your disclosure complies with the requirements.

Our response:

We propose that we remove references to third party appraisers and indicate that Management established the value which included Management considering a report of a third-party valuation firm.  By way of example, please refer our response to your comment #21 and see the changes on pages 12, 36, 67, 72 and 76 of the draft form 10K/A.

Your comment:

The Huerfano-Cucharas Irrigation Company (“Mutual Ditch Company”), page 65
14. We note that this business combination was achieved in stages beginning in 2009. Please illustrate how your accounting methodology complied with ASC 805-10-25-10. Please use your original reported balances (before the appraisal) in your illustration.

Our response:

The following stages occurred with respect to HCIC Holdings, LLC (Holdings) and the Mutual Ditch Company.

On August 17, 2009 Two Rivers formed Holdings.  Two Rivers owned 50% of Holdings and a non-related entity, Two Rivers Basin, LLC (TRB) held the other 50%.  Two Rivers committed to an investment of $2,850,000 and the options that TRB owned were transferred to Holdings and valued at $2,850,000.

While preparing the September 30, 2009 10Q, the issue was discussed concerning if Two Rivers interest in Holdings constituted a VIE requiring us to consolidate Holdings.  After extensive discussions with our auditors (Schumacher), SEC legal counsel (Mike Littman), our outside accounting advisors (Anton Collins & Mitchell) and the SEC, (Louis Dorsey, on November 5, 2009), we concluded that we should consolidate Holdings and use the value of our committed cash contribution for the valuation of TRB’s 50% interest, or $2,850,000.  This amount was shown on our September 30, 2009 balance sheet as $2,850,000 Options on real estate and $2,850,000 Non-controlling interest in a subsidiary.

Beginning in the third quarter of 2009, Holdings began to exercise their options to purchase shares of the Mutual Ditch Company.  As of December 31, 2009, Holdings owned 18% ownership in the Mutual Ditch Company.  As of March 31, 2010, Holdings had acquired 71% ownership in the Mutual Ditch Company.  Therefore, when the original March 31, 2010 and June 30, 2010 10Q was filed, Two Rivers used the previous valuation of the options ($2,850,000) and the purchase price of the shares acquired for the valuation.  This value along with the value of Holdings was consolidated into our financial statements.

Two Rivers Water Company SEC 2011 10K Review Response Letter

We engaged a third-party appraisal firm to ascertain the fair value.  The report was received by us on October 29, 2010.  The valuation of the Mutual Ditch Company was estimated at $24,196,000 as of March 2, 2010.  Due to this valuation, we restated the March 31, 2010 and June 30, 2010 10Q and recognized an increase to our ownership in the Mutual Ditch Company and an increase to Noncontrolling interest in subsidiaries.

During 2010, as Two Rivers continued its acquisition of additional Mutual Ditch Company shares, we took the prorata share from Noncontrolling interest into Additional Paid in Capital in compliance with ASC 805-10-25-10.

On September 14, 2010, Two Rivers obtained 100% ownership of Holdings.  We did this through the issuance of 7,500,000 Two Rivers’ shares to the owners of 50% of Holdings.  Upon the merger, we reduced the Noncontrolling interest in the subsidiary and increased the Additional Paid in Capital and Common stock.  There was no gain on bargain purchase since the stock we issued was materially the same as the fair value of the assets acquired.

As a summary, below are the original reported balances before the appraisal and the subsequent changes:

	March 31, 2010
			Restated
ASSETS:	Unaudited	Adjustments	Unaudited
Current Assets:
Cash and cash equivalents	$713		713
Restricted cash			-
Advances and accounts receivable	56		56
Income taxes receivable	428		428
Deposits and prepaid expenses	211		211
Total Current Assets	1,408		1,408

Property, equipment and software, net (Note 2)	119		119

Other Assets
Mortgages receivable - Net of allowance for bad debts	232		232
Investment in Boston Property, net of impairment	2,080		2,080
Land	1,324		1,324
Water shares (HCIC)	8,175	16,021	24,196
Options on real estate	2,647	(2,647)	-
Dam Construction	265		265
Other real estate owned - net of impairment and accumulated depreciation	609		609
Farm product	22		22
Other assets	-		-
Total Other Assets	15,354		28,728
TOTAL ASSETS	$16,881	13,374	30,255

LIABILITIES & STOCKHOLDERS' EQUITY:
Current Liabilities:
Accounts payable	$284		284
Short term borrowings	950		950
Accrued liabilities	67		67
Total Current Liabilities	1,301		1,301

Notes Payable - Long Term	6,831		6,831
Total Liabilities	8,132		8,132

Stockholders' Equity:
Common stock, $0.001 par value, 100,000,000 shares authorized, 18,984,583 proforma shares issued as of June 30, 2010	11		11
Additional paid-in capital	11,188	372	11,560
Accumulated (deficit)	(4,981)		(4,981)
Total Two Rivers Water Company Shareholders' Equity	6,218		6,590
Noncontrolling interest in subsidiaries	2,531	13,002	15,533
Total Stockholders' Equity	8,749		22,123
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$16,881	13,374	30,255

Two Rivers Water Company SEC 2011 10K Review Response Letter

	June 30, 2010
			Restated
ASSETS:	Unaudited	Adjustments	Unaudited
Current Assets:
Cash and cash equivalents	$207		207
Restricted cash	13		13
Advances and accounts receivable	58		58
Income taxes receivable	427		427
Deposits and prepaid expenses	3		3
Total Current Assets	708		708
Property, equipment and software, net (Note 2)	185		185
Other Assets
Mortgages receivable - Net of allowance for bad debts	232		232
Investment in Boston Property, net of impairment	1,934		1,934
Land	1,294		1,294
Water shares (HCIC)	10,677	13,519	24,196
Options on real estate	637	(637)	-
Dam Construction	436		436
Other real estate owned - net of impairment and accumulated depreciation	467		467
Farm product	113		113
Other assets	9		9
Total Other Assets	15,799		28,681
TOTAL ASSETS	$16,692	12,882	29,574

LIABILITIES & STOCKHOLDERS' EQUITY:
Current Liabilities:
Accounts payable	$538		538
Short term borrowings	950		950
Accrued liabilities	29		29
Total Current Liabilities	1,517		1,517
Notes Payable - Long Term	7,119		7,119
Total Liabilities	8,636		8,636

Stockholders' Equity:
Common stock	11		11
Additional paid-in capital	11,943		11,943
Accumulated (deficit)	(6,228)		(6,228)
Total Two Rivers Water Company Shareholders' Equity	5,726		5,726
Noncontrolling interest in subsidiaries	2,330	12,882	15,212
Total Stockholders' Equity	8,056		20,938
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$16,692	12,882	29,574

Two Rivers Water Company SEC 2011 10K Review Response Letter

We believe that we are in compliance with ASC 805-10-25-10.  Before March 2010, we only held a minority interest in the Mutual Ditch Company, which earnings or losses are immaterial to our financial statements.  When a majority interest was obtained in March 2010, we determined the Mutual Ditch Company’s fair value and properly recorded the acquisition and fair value in our financial statements.

We did not receive the necessary information to determine the fair value of the Mutual Ditch Company until November 2010.  Upon the proper determination of fair value, we filed our September 30, 2010 10Q and amended our March 31, 2010 and June 30, 2010 10Q.

Your comment:

The Huerfano-Cucharas Irrigation Company (“Mutual Ditch Company”), page 65
15. You state, in your Form 10-K for fiscal 2009, that the subsequent development of the acquired company began after you acquired a majority interest. Please tell us the actual date upon which you obtained control and the date upon which development activities began. In this regard, it appears that dam construction may have begun in fiscal 2009, before a majority interest was obtained. Please explain the related balance as of December 31, 2009. We assume that the appraisal was conducted as of the date that control was obtained. Please confirm, or advise supplementally. In addition, please provide us with a copy of the valuation. We may have further comments upon review of your response.

Our response:

While a 71% majority interest was not obtained until the beginning of March, 2010, we commence effective control of the board and management of the Mutual Ditch Company upon the initial closing in September 2009.  After the initial closing we began to capitalize the pre-construction work on the dam and due to our ability to recapture these costs through the Mutual Ditch Company assessments to be paid and our agreement to fund the pre-construction development work on the dam owned by the Mutual Ditch Company.

We will provide you a copy of the appraisal in PDF format as supplemental information.
Two Rivers Water Company SEC 2011 10K Review Response Letter

Your comment:

Orlando Reservoir No. 2 Company, LLC (“Orlando”), page 65
16. We have reviewed your discussion of the Orlando acquisition, here and on page 69. We note that the acquisition consisted of a series of transactions beginning in January, 2011 and ending in September, 2011. Please explain, supplementally and in detail, how your accounting complies with ASC 805-10-25-10. Your response should include a discussion of your investment as of March 31, 2011, June 30, 2011 and September 30, 2011. As of each of these dates please tell us the percentage ownership interest you held, the dollar value of that investment and illustrate how the investment appears in your balance sheet and income statement for the quarter. In this regard, reference is made to page 5 of your Form 10-Q for March 31, 2011. Please explain your statement that you purchased Orlando on January 28, 2011. In contrast, your Form 10-Q for March 31, 2012 states that the acquisition occurred in February. Please advise as to the reasons for these discrepancies. We may have further comments upon review of your response.

Our response:

On January 28, 2011, we acquired the Orlando Reservoir along with the direct flow water rights.  This was an asset owned by the Orlando Reservoir No. 2 Company.   This acquisition was recorded in our balance sheet at the purchase price of $3,100,000, which was recorded as $3,000,000 in water rights and infrastructure and $100,000 for the land.

During the three months ended September 30, 2011, Two Rivers renegotiated the purchase of the Orlando Reservoir to include the purchase of the entire entity, the Orlando Reservoir No. 2 Company.  We were able to increase the amount of land purchased, obtain a forgiveness of debt from the prior asset purchase and issue 650,000 shares of our stock in partial satisfaction of the purchase price by agreeing with the sellers to purchase the entire Orlando Reservoir No. 2 Company.  This restructure only increased the purchase price by $56,750.  See also our response to your comments 22 and 23.

During the quarter ended March 31, 2011 and June 30, 2011, there were no additional capital expenditures on the Orlando Reservoir.  For the quarter ended September 30, 2011 we invested $14,368 in beginning our work to repair the reservoir outlet.  During the three months ended December 31, 2011, an additional $371,400 was expended on the outlet repair, headgate and dam improvements.

We do not believe that ASC 805-10-25-10 applies to the January 2011 transaction since it was only a purchase of an asset being held by an unrelated entity.  We had no equity interest in the Orlando Reservoir No. 2 Company.

Your comment:

Orlando Reservoir No. 2 Company, LLC (“Orlando”), page 65
17. You indicate that, promptly following the acquisition, you began a program for refurbishing the facilities. As of the end of each of the above referenced quarters, describe the status of the program and quantify any related expenditures that occurred during the quarter. Tell us the date upon which you first contacted and engaged the water research firm to conduct a valuation and indicate the date for which the valuation was performed. In this regard, you state that Orlando was independently appraised “following the purchase of Orlando and considering the refurbishment already underway.” As you have recorded a gain from a bargain purchase, explain how your accounting methodology complies with ASC 805-10-30. Finally, please provide us with a copy of the valuation. We may have further comments upon review of your response.

Two Rivers Water Company SEC 2011 10K Review Response Letter

Our response:

We believe that we complied with ASC 805-10-30.  We purchased the Orlando Reservoir No. 2 Company on September 7, 2011.  After closing we investigated independent appraisers which would also be acceptable to our auditor and creditors.  We entered into an engagement with West Water Research, LLC on October 18, 2011.  They issued their opinion of value on January 16, 2012 with an estimate of value at $5,195,000.  The report also stated, “It is likely that the market value of these assets has not changed significantly since August 2011.”

Quarter ended	Project status	Capitalized amount
March 31, 2011	Purchased the Orlando reservoir including water direct flow rights and storage rights	$3,000,000 to Water rights and infrastructure and $100,000 to Land
June 30, 2011	No additional activity	No changes
September 30, 2011	Please refer to our response to your comments 22 and 23 for detail. Restructured the purchase to include the purchase of the entire Orlando Reservoir No.5 Company for an additional $56,750.
December 31, 2011	No additional activity	No changes

We will provide you a copy of the appraisal in PDF format as supplemental information.

Your comment:

Intangibles, page 70
18. You state that you will assess the value of water rights held once per year and that you will establish an allowance against them if the rights have become impaired. Please expand your disclosure to describe the methodology you will utilize in your assessment and to explain how you will measure and record any related impairment if appropriate. In this regard, you refer to the possible establishment of an allowance. Please expand your disclosure to clarify the fact that any related impairment loss that has been recorded cannot be reversed.

19. As a related matter, please also address your accounting policies with respect to the potential impairment of Land, Property and Equipment and Water Shares as well. Consideration should be given to whether related disclosures should be provided under Critical Accounting Policies as well. We note that you currently present your accounting policy with respect to impairment of goodwill although no goodwill has yet been recorded.

Two Rivers Water Company SEC 2011 10K Review Response Letter

Our response:

Our Chief Operating Officer, Gary Barber, has 20 years of water experience in Colorado and the area.  As part of our annual review of the value of our water rights, we plan to have Mr. Barber review our rights and determine, what if any impairments, are necessary.

We propose changing our Intangibles section on Page 72 as follows:

Intangibles

Two Rivers recognizes the estimated fair value of water rights acquired by the Company’s purchase of stock in the Mutual Ditch Company and Orlando.   These intangible assets will not be amortized because they have an indefinite remaining useful life based on many factors and considerations, including, the historical upward valuation of water rights within Colorado.  Establishing values can include reliance on third-party, expert valuation reports.  ~~Once per year, Management will assess the value of the water rights held, and in their opinion, if the rights have become impaired, Management will establish an allowance against the water rights.~~

Further, to also address your issue #19, we propose that we add a section in Note 2 – Summary of Significant Accounting Policies to discuss our overall impairment policy as follows (See draft of 10K/A on pages 72 and 73):

Impairments

Property and Equipment

Once per year, under the direction of our Chief Financial Officer, we will review all property, equipment and software owned and compare the net book value with the fair market value on each piece of equipment with a net book value greater than $5,000.  If it is determined that the fair market cost is less than the market value, an impairment will be recorded.  If impairment is necessary, a loss on the value of our land will be recorded and the impairment will not be reversed in future periods.

Land

Once per year, under the direction of our Chief Financial Officer, we will review all land owned on a parcel basis together with improvements to the land and compare the carrying cost with the fair market value.  If it is determined that our carrying value is less than the market value, an appraisal will be order and if the appraised value is less than our carrying value, an impairment will be recorded.  If impairment is necessary, a loss on the value of our land will be recorded and the impairment will not be reversed in future periods.

Water Rights and infrastructure

Once per year, under the direction of our Chief Operating Officer, who has over 20 years of water experience, and with our Chief Financial Officer, we will assess the value of the water rights held, focusing on recent sales of comparable water rights.  In their opinion, if the rights have become impaired, Management will establish an allowance against the water rights.  If impairment is necessary, a loss on value of our water rights will be recorded and the impairment will not be reversed in future periods.

Two Rivers Water Company SEC 2011 10K Review Response Letter

In terms of the reference to Goodwill Impairment Testing, we included this as a recent accounting pronouncement and state that it is not expected to have a material impact on the Company’s consolidated financial statements.  Therefore, we prefer to leave this section in our 10K.

Your comment:

Stock Based Compensation, page 71
20. Reference is made to Footnote 6. We note the various references to issuances of common stock for consulting and other services, here and elsewhere throughout the filing. As ASC 718 does not provide guidance for nonemployee service transactions, it appears that your footnote should be expanded to also address share-based payment transactions with nonemployee providers. Consideration should be given to whether any such transactions were properly accounted for in accordance with ASC 505-50. Please revise or advise.

Our response:

We propose that we expand our Note 6 to include an additional paragraph in the “Stock Options and Restrictive Stock Units (RSUs)” section as follows (draft of 10K/A page 82):

The Company can issue stock awards and options for nonemployee services.  If stock is granted, the Company values the stock using an average of the closing price of the Company’s stock over the period that the service was rendered.  If options are granted, the Company uses the Black-Scholes model for determining fair value.  The parameters for the Black-Scholes model are detailed later in this Note.

Your comment:

Note 3. Investments, page 74
Water Shares, page 74
21. Please provide a discussion of the difference, if any, between the acquisition of water shares and those of water rights. Also, with respect to your disclosure that you engage a certified appraiser to determine the valuation of the acquired water assets, see our comment above on reliance of a third-party’s valuation report.

Our response:

We propose the following changes to the Water Shares section of Note 3 (draft of 10K/A page 76):

Water share rights and infrastructure

Two Rivers Water Company SEC 2011 10K Review Response Letter

Our water rights can be purchased directly as a direct flow or as a water storage right.  We can also obtain water rights through a purchase of shares in a mutual ditch company, which we did with our purchase of shares in the Mutual Ditch Company, or through the purchase of an entity holding water rights, which we did with our purchase of the Orlando.

Upon purchasing water shares rights, the value is recorded at ~~the~~ our purchase price. or fair value, whichever is more accurate.  .  After a If a majority interest is acquired in a company holding water assets (potentially with other assets including water delivery infrastructure, right of ways, and land), the Company determines the fair value of the assets.  To assist with the valuation, the Company may consider  reports from a third-party valuation firm. engages a certified appraiser to determine the valuation of the acquired water assets. If the value of the water rights~~assets~~ are greater than what the Company paid then a bargain purchase gain is recognized.   If the value of the water assets are less than what the Company paid then goodwill is recognized.  For the year ended December 31, 2011, the Company recognized a bargain purchase gain from its purchase of Orlando of $1,736,000.

Subsequent to purchase, management evaluates the carrying value, and if the carrying value is in excess of fair market, will establish an impairment allowance to reflect current fair market value.  Currently, there are no impairments on the land and water shares.  No amortization or depreciation is taken on the water shares.

Your comment:

Note 4. Notes Payable, page 75
22. Refer to the final paragraph on page 75. You describe the purchase of water storage and flow from Orlando on January 28, 2011. The purchase price of $3.1 million consisted of a convertible seller financed note payable and a cash payment. You state that you also recorded a forgiveness of debt of $384,000. Explain how and why you recorded forgiveness of debt in this amount. We may have further comments upon review of your response.

23. You state that you renegotiated the purchase of Orlando on July 2011. Please supplementally explain the events and circumstances that gave rise to this development. Illustrate how you calculated and recorded any resulting price difference in July. Identify the “acquisition date” and demonstrate that it complies with ASC 805-10-25-6 and 7. Finally, please tell us where the original and renegotiated purchase agreements have been filed as exhibits. Alternatively, please provide them supplementally.

Please refer to the detail below for our calculations on the forgiveness of debt.  For further explanation of the transaction, please refer to our response to Comment #16 above.

As further amplification to your comment #16, our position is that in January 2011, ASC 805-10-25-6 and 7 do not apply since we only purchased one asset of the Orlando entity.  It was not until July, 2011 that we restructured the purchase to be the entire Orlando entity with the final closing on September 7, 2011.  We were able to obtain seller concessions by purchasing the entire entity.  See also our response on your comment # 16 above.

Two Rivers Water Company SEC 2011 10K Review Response Letter

Partial closing on July 28, 2011 and final closing on September 7, 2011
Prior to closing July 28, 2011 closing, paid $200,000
			Allocation
Consideration given:			Water	Land
Cash - closing 1-28-11		$100,000	$-	$100,000
Cash - 5-10-11		$100,000	$100,000

Closing on July 28, 2011
Cash		$700,000	$700,000
TURV stock:
Shares	325,000
Closing price on July 28, 2011	$2.40	$780,000	$600,000	$180,000

Closing on September 9, 2011
Cash		$512,500	$512,500
TURV Stock:
shares	325,000
Closing price on Sept 9, 2011	$2.39	$776,750	$597,500	$179,250

Seller carry back note		$187,500	$187,500
Totals		$3,156,750	$2,697,500	$459,250

Original debt			$3,000,000
Accrued interest			$62,178	(booked through June 30, 2011)
Interest July 1 - 2 closings			$19,099
Forgiveness of debt			$383,777

Summary:
Total cash paid			$1,412,500
Stock issued:
shares		650,000
valuation			$1,556,750
Seller carry back note			$187,500
			$3,156,750
Notes:
(1) doesn't include the accrued interest previously booked and should be added.

With the 2011 10K/A we will file the relevant transactional documents as exhibits.

Two Rivers Water Company SEC 2011 10K Review Response Letter

Your comment:

Note 4. Notes Payable, page 75
24. We note that the Series A convertible debt offering bears interest at 6% per annum and “one-third of the crop profit.” We assume that you refer to any crop profit earned over the three year period of the note on crop grown by Two Rivers Farms F-1 LLC, only and that no such profit has been earned to date. Please expand your disclosures to clarify these terms or advise as to how our understanding is not correct. In addition, please explain in the footnote exactly how “crop profit” is to be determined. That is, please clarify the nature of all costs that are to be deducted from revenue to arrive at this figure.

Our response:

We propose changing the language in Note 3 about the Series A convertible debt as follows (draft of 10K/A, page 78):

In February 2011 the Company offered a $2,000,000 Series A convertible debt offering.  This offering was closed at the end of February, 2011.  This offering financed the land, water rights, irrigation, and farm equipment for F-1.  The terms of this debt is interest at 6% per annum, one-third of the crop profit and the right to convert debt into Company common stock at $2.50/share.  The note is due March 31, 2014.  When the debt was issued and closed, the Company’s stock was trading for less than the conversion, so no additional beneficial interest was recognized.

Further, ~~t~~The one-third of crop profit will be recognized as an interest expense upon the sale of the crop. The crop profit is defined as crop revenue less the direct cost of growing and cultivating the crop.  Direct costs includes all cost to prepare for planting, planting, caring for the crops planted, harvesting and delivering the crop to market. Further, the crop profit is only from the farmland, 500 acres, that secures the Series A debt.

Your comment:

Note 4. Notes Payable, page 75
25. Provide comparable disclosures for the Series B convertible debt offering. Explain whether or how “net-crop revenue of production of farm product” differs from “crop profit” for purposes of determining interest expense. Finally, you state that when the Series B convertible debt offering was issued and closed, the Company’s stock was trading for less than the conversion price of $2.50 per share, so no beneficial interest was recognized. We assume that you considered the allocation of proceeds to the detachable warrants when arriving at your conclusion. Please advise. To facilitate our understanding of the transaction, please tell us the actual trading price of your shares when the debt offering was issued and closed.

Our response:

We propose changing the language in Note 3 about the Series B convertible debt as follows (draft 10K/A, pages 78):

Two Rivers Water Company SEC 2011 10K Review Response Letter

In June 2011, the Company offered a $6,000,000 Series B convertible debt offering.  This offering was closed at the end of August 2011 having raised $5,332,000.  This offering financed the land, water rights, and irrigation for F-2.  The terms of this debt is interest at 6% per annum and 10% of the net-crop revenue of production of farm product from land owned by F-2.  Net-crop revenue is defined as the gross selling price of the grains less basis.  Basis is the difference between the futures price for a commodity and the local cash price offered by grain buyers.  It reflects the cost of marketing grain from one point of sale to another point of sale.  The net-crop revenue is paid on crop that is produced on the farmland that secures the Series B debt, approximately 1,200 acres.

The Note holders have the right to convert debt into Company common stock at $2.50/share.  The notes are due June 30, 2014.  When the debt was issued and closed, the Company’s stock was trading for less than the conversion, so no additional beneficial interest was recognized.

Concerning the warrants granted with the Series B convertible debt, there were multiple closings of the funds once the minimum raise was achieve.  The following is a table of the closing date, amount closed and the closing price of our stock on that date.

Date	Amount closed	Stock price
June 27, 2011	$3,355,000	$2.49
Aug 5, 2011	$385,000	$2.25
Aug 26, 2011	$1,387,500	$2.25
Sept 21, 2011	$115,000	$2.75
Sept 29, 2011	$89,500	$2.35

We did determine the fair value of the warrants issued to be $1,675,000 which amount is being amortized over the life of the note using the effective interest method.

Your comment:

Note 6. Equity Transactions, page 79
26. With respect to the fiscal year 2011 common stock transactions, please provide us a schedule that reconciles each of these transactions to the respective amounts reflected in the statement of changes in stockholders’ equity and statements of cash flows. In addition, please reconcile the statements of operations line item gain on extinguishment of notes payable in the amount of $196,000 with the amounts disclosed in Note 4 on notes payable extinguishment losses of $272,000 and gains of $84,000. In this regard, Note 4 appears to indicate you had a net loss on debt extinguishments of $188,000. Please advise or revise the disclosures.

Two Rivers Water Company SEC 2011 10K Review Response Letter

Our response:

The following is the detail for our 2011 common stock issuances:

Issuance Activity	# of Shares	Expense recognized
February consultant issuance	70,000	$85,050
March issuance in exchange for debt	722,000	$1,575,000
Exercise of warrant – Elevation Fund	50,000	$50,000
Exercise of options	452,000	$563,000
Issuance of RSU shares	1,148,000	-
April issuance for consulting – Wolfe Axelrod	100,000	238,000
July/September issuance in exchange for debt, purchase of the Orlando	650,000	$1,556,750
September issuance for consulting	120,000	$191,000
December issuance for consulting	200,000	$380,000

As a summary, 490,000 shares issued for services, 1,372,000 shares for debt retirement, 1,148,000 shares under the Company’s Long Term Stock Incentive Plan.  The July/September shares for the Orlando LLC purchase was not included in our 2011 common stock transactions, so we propose the following correction (draft of 10K/A page 81 and 82):

•	During February 70,000 shares of our common stock were issued in exchange for consulting services.
•
In March, 2011 a total of 722,000 shares were issued to a creditor of the Company, as payment in full for the debt in the amount of $1,575,000.   At the time of the transaction, the fair value of the Company’s common stock exceeded the amount of debt retired, which resulted in a loss from debt retirement of $272,000.

•	During April, 2011 we issued 100,000 shares of our common stock in exchange for consulting services.
•	In July and September, we issued 650,000 shares of our common stock in partial payment for the purchase the Orlando.
•	During September 120,000 shares of our common stock in exchange for consulting services.
•	During December 200,000 shares of our common stock were issued in exchange for consulting services.
•	During 2011, we issued 1,148,000 shares under our 2011 Long Term Stock Incentive Plan
•	During 2011, 452,000 options and 50,000 warrants were exercised.

The following is a reconciliation to gain on extinguishment of notes payable:
Gain on Orlando note forgiveness $ 384,000
Mutual Ditch Company carryback notes:
Loss from Roehrich debt retirement (272,000)
Gain from ACI & Southern Colorado Land 84,000
Net gain on extinguishment $196,000

Two Rivers Water Company SEC 2011 10K Review Response Letter

Your comment:

Note 9. Commitments and Contingencies, page 85
27. Please describe the water lease arrangement with the Pueblo Board of Water Works in expanded detail. Specifically, tell us the effectiveness date of the lease, quantify the lease term, and describe its renewal terms if applicable. Explain the purpose of the lease and describe your significant rights and obligations thereunder. We note that a $100,000 payment is required in April, 2012. Tell us whether or when additional payment

Our response:

We propose to expand the disclosure about the Pueblo Board of Water lease as follows (draft 10K/A page 87):

Two Rivers has entered into a water lease arrangement with Pueblo Board of Water Works (PBWW).  The lease is effective ~~in~~ April 1, 2012, has a term of 5 years, and calls for annual payments of $100,000 beginning in April, 2012.  The annual payments can be escalated based upon the percentage increase, if any, over the previous year of the PBWW water rates for its general customers for treated water.  The lease is for up to 500 acre feet of water per year. There are no further obligations under this lease.

The purpose of the lease is two-fold; a) to establish an appropriation of a water right for exchange from the Arkansas River main stream water to various Two Rivers’ reservoirs, and b) to provide supplemental irrigation water for our farming operations through releases from those reservoirs.

Your comment:

Note 12. Subsequent Events, page 87
28. You state that the bridge loan bears interest of 12% per annum and that the loan provides for a stock incentive of one share of the Company’s stock for each $10 borrowed. Please explain when and how the stock incentive was issued, valued and accounted for.

Our response:

When we issued the bridge loan, we also issued 1 share of stock for each $10 borrowed.  These shares were valued at the average price of our stock during the bridge loan offering.  The first close of the offering occurred on February 1, 2012 and our stock price closed at $1.75.  The last close of the offering occurred on March 30, 2012 and our stock price closed at $1.12.  This is an average of $1.44/share.  A total of 400,000 shares were issued X $1.44/share = $574,000.  This is recorded as a cost of the loan and amortized straight line over the life of the bridge loan.

Two Rivers Water Company SEC 2011 10K Review Response Letter